UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 34237 / March 29, 2021

In the Matter of

Rand Capital Corporation
Rand Capital SBIC, Inc.
Rand Capital Management, LLC

2200 Rand Building
Buffalo, NY 14203

BlueArc Mezzanine Partners I, LP
Callodine Strategic Credit, LLC
Callodine Capital Management, LP
Callodine Commercial Finance, LLC
Callodine Capital Master Fund, LP
Callodine Special Opportunity Fund, LP

Two International Place, Suite 1830
Boston, MA 02110

(812-15174)

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Rand Capital Corporation, *et al.* filed an application on October 30, 2020, and an amendment to
the application on January 5, 2021, requesting an order under sections 17(d) and 57(i) of the
Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that would permit
certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule
17d-1 under the Act. The order would permit certain business development companies and
registered closed-end management investment companies (collectively, the "Regulated Funds")
to co-invest in portfolio companies with each other and with affiliated investment funds and
accounts.

On March 1, 2021, a notice of the filing of the application was issued (Investment Company Act
Release No. 34218). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that participation by the Regulated Funds in the proposed transactions is consistent with the provisions, policies and purposes of the Act and is on a basis no less advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Rand Capital Corporation, et al. (File No. 812-15174) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary